EXHIBIT 12
WASTE MANAGEMENT, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratios)
(Unaudited)

	Six Months Ended
	June 30,
	2008	2007
Income before income taxes, losses in equity investments and minority interests	$926	$883

Fixed charges deducted from income:
Interest expense	227	267
Implicit interest in rents	19	31

	246	298

Earnings available for fixed charges(a)	$1,172	$1,181

Interest expense	$227	$267
Capitalized interest	8	10
Implicit interest in rents	19	31

Total fixed charges(a)	$254	$308

Ratio of earnings to fixed charges	4.6x	3.8x

(a)	To the extent interest may be assessed by taxing authorities on any underpayment of income tax, such amounts are classified as a component of income tax expense in our Statements of Operations. For purposes of this disclosure, we have elected to exclude interest expense related to income tax matters from our measurements of “Earnings available for fixed charges” and “Total fixed charges” for all periods presented.